Filed by Seneca Biopharma, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as

amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Seneca Biopharma, Inc.

(Commission File No. 001-33672)

To Our Valued Stockholders:

We are writing to reaffirm our strong belief that Seneca Biopharma’s proposed merger with Leading Biosciences (the “Merger”) is in the best interests of all stockholders and urge your support at the Company’s Special Meeting scheduled for April 9, 2021.

After a thorough review process that included an evaluation of multiple alternatives, Seneca’s Board ultimately concluded the Merger offers the most compelling opportunity for its stockholders. Seneca’s board recommends voting in favor of the proposals (including the reverse stock split) for the following reasons:

•	The post-Merger combined company (to be re-named Palisade Bio) will be well-positioned to pursue Leading Biosciences’ pipeline of novel therapeutics

o	LBS’s lead candidate, LB1148, has demonstrated efficacy signals in three clinical trials
o	LB1148 is aimed at multiple indications each with large addressable markets
o	FDA fast track designation has already been granted to expedite regulatory review of LB1148 based on its potential to treat serious conditions and fill unmet medical needs
o	LB1148 has a clear regulatory approval pathway, including Phase 3 clinical trials scheduled to commence in 2021 with multiple potentially value-creating clinical data readouts over the following 12 to 18 months
o	Attractive co-development and licensing agreement with Newsoara provides potential for approvals for and access to the Chinese market
o	LBS plans to build a pipeline of new candidates on its integrated protease assay platform to diversify the company’s risk profile and create potential for multiple shots on goal

•	Palisade Bio has capital support from a regional hospital system and Altium Capital and transaction has the endorsement of leading proxy advisory firm ISS

o	After reviewing Seneca’s proposed Merger with LBS, Institutional Shareholder Services (“ISS”) has recommended stockholders vote FOR both the Merger and the reverse stock split
o	LBS has raised in excess of $35 million from life sciences investors since inception, with a hospital system as its largest investor to date, helping to validate the market potential and benefits to hospitals
o	Altium Capital has committed to investing $20.0 million in Palisade prior to the closing of the Merger
o	Listing on Nasdaq will enable Palisade Bio to attract a broader range of stockholders, including institutional investors that are averse to companies not listed on a major exchange

•	Accomplished and proven management team and Board of Directors

o	Broad base of pharmaceutical expertise and successes
o	Medical, clinical, and regulatory expertise leading to successes in clinical studies

•	The Merger provides a compelling value proposition for Seneca’s stockholders

o	Following the Merger, Seneca stockholders will own ~26% of Palisade Bio
o	Seneca has negotiated a Contingent Value Right (“CVR”) that preserves the ability of its stockholders, and certain of its warrant holders, to potentially recognize additional value if Seneca's legacy assets are sold or licensed within 18 months of the merger closing. The CVR would entitle Seneca stockholders to 80% of the monetization of the company’s assets. However, only upon completion of the merger will the CVR be issued to Seneca stockholders of record as of the record date. If the merger is not completed, the CVR will not be created and Seneca stockholders will not receive one. If the merger is completed, Seneca will announce the timing and protocol for receiving the CVR.

As indicated in the Company’s proxy statement (link: https://www.sec.gov/Archives/edgar/data/0001357459/000117184321000977/f424b3_021121.htm), Seneca’s Board recommends stockholders vote FOR all proposals at the Special Meeting. Proposals #1 and #2 are critical because the Merger cannot be consummated without their approval. We therefore urge all stockholders to vote FOR the merger for the reasons outlined above, including proposal #1, the reverse stock split, which is a pre-requisite to close the merger and enables Palisade Bio to meet Nasdaq’s listing requirements.

Recent changes in how some brokerage firms cast votes on behalf of their clients has impacted voter turnout at Seneca and all public companies with a meaningful retail shareholder base. As a result, based on the higher vote requirement of a majority of all outstanding shares needed to approve the reverse stock split (compared to merely a majority of votes cast required for all other proposals), Seneca adjourned the Special Meeting until April 9, 2021 to enable additional time for stockholders to consider and vote on all proposals.

Seneca’s Board, as well as LBS and Altium, remains fully supportive of the Merger. We urge all stockholders to support it as well by voting FOR all proposals at the Special Meeting. Regardless of the number of shares of our common stock that you own, even if you no longer hold Seneca shares, your vote is very important and will be greatly appreciated. Thank you for your continued support, interest, and investment in Seneca Biopharma, Inc.

Sincerely,

Seneca Biopharma

PLEASE VOTE

YOUR VOTE MAY IMPACT THE VALUE OF YOUR INVESTMENT AND THE FUTURE OF SENECA BIOPHARMA, INC.

According to our latest records, we may not have received your vote – PLEASE VOTE TODAY BY CALLING TOLL-FREE: 1-855-682-2019!

About Seneca Biopharma, Inc.

Seneca is a clinical-stage biopharmaceutical company developing novel treatments for diseases of high unmet medical need. On December 17, 2020, Seneca announced that it had entered into a definitive merger agreement with LBS, a privately held company focused on developing novel therapeutics to improve human health through therapeutic protection of the gastrointestinal mucosal barrier.

About Leading BioSciences, Inc.

LBS is developing novel therapeutics designed to improve human health through therapeutic protection of the gastrointestinal mucosal barrier. LBS’ initial focus is combatting the interruption of GI function (ileus) following major surgery in order to reduce recovery times and shorten the duration of patient hospital stays. Additionally, LBS believes that its investigational therapies have the potential to prevent the formation of postoperative adhesions (reducing hospital re-admissions and additional surgeries), as well as to address the myriad health conditions and complications associated with chronic disruption of the gastrointestinal mucosal barrier.

No Offer or Solicitation

This communication will not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transactions between LBS and Seneca, Seneca filed a registration statement on Form S-4 that contained a proxy statement and prospectus with the Securities Exchange Commission (“SEC”) on December 23, 2020. The registration statement was declared effective on February 11, 2021 and the Proxy Statement was mailed to the Seneca stockholders on or about February 12, 2021. This communication is not a substitute for the registration statement or the Proxy Statement or any other documents that Seneca may file with the SEC or send to its stockholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING DECISION, SENECA URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS, THE REGISTRATION STATEMENT AND PROXY STATEMENT, AS MAY BE AMENDED, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SENECA, THE PROPOSED TRANSACTION AND RELATED MATTERS.

You may obtain free copies of the registration statement and Proxy Statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. The registration statement and proxy statement are available free of charge on Seneca’s website at www.senecabio.com, by contacting Seneca’s Investor Relations by phone at (301) 366-4960, or by electronic mail at investor@senecabio.com. Investors and stockholders are urged to read the registration statement, proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Seneca and LBS, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Seneca’s directors and executive officers is included in Seneca’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 22, 2021, the registration statement, proxy statement, and prospectus filed with the SEC on February 9, 2021. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward Looking Information:

This communication contains "forward-looking statements" made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to future, not past, events and may often be identified by words such as "expect," "anticipate," "intend," "plan," "believe," "seek" or "will." Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Specific risks and uncertainties that could cause our actual results to differ materially from those expressed in our forward-looking statements include risks inherent in the development and commercialization of potential products, uncertainty of clinical trial results or regulatory approvals or clearances, need for future capital, dependence upon collaborators and maintenance of our intellectual property rights. Actual results may differ materially from the results anticipated in these forward-looking statements. Additional information on potential factors that could affect our results and other risks and uncertainties are detailed from time to time in Seneca’s periodic reports filed with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2020, its Quarterly Reports on Form 10-Q as well as and in other reports filed with the SEC. Except as required by applicable law, we do not assume any obligation to update any forward-looking statements.

Contact:

Dennis Gluck, Esq.

Silvestre Law Group, P.C.

(818) 597-7552